[LETTERHEAD OF DECHERT LLP]

December 9, 2011

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:      Larry Greene, Division of Investment Management

Mail Stop 0505

Re:          Morgan Stanley Institutional Fund, Inc. (the “Fund”)

(File No. 033-23166; 811-05624)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the Fund’s registration statement on Form N-1A relating to the addition of two new portfolios of the Fund, Insight and Global Insight Portfolios (the “Portfolios”), filed with the Commission on September 28, 2011.  The Fund has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s registration statement on its behalf.  Below, we describe any necessary changes made to the registration statement in response to the Staff’s comments and provide responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 99 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about December 9, 2011.

GENERAL COMMENTS TO FORM N-1A

Comment 1.          Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.          This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

Comment 2.          Please supplementally confirm that the Fund has considered whether the Portfolios’ use of derivatives and related disclosure is appropriate.  Please see Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Response 2.          We confirm that the Fund has considered and determined that the Portfolios’ use of derivatives and related disclosure is appropriate in light of the Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Comment 3.          Please consider adding risk disclosure regarding the credit crisis and related market turbulence as it pertains to the securities in which the Portfolios invest.

Response 3.          The Fund has reviewed the risk disclosure in the Prospectus and believes that the sections entitled “Portfolio Summary—Principal Risks,” “Details of the Portfolios” and “Additional Information about the Portfolios’ Investment Strategies and Risks” currently provide adequate disclosure relating to the risks of the securities in which the Portfolios invest. Thus, the Fund respectfully believes that additional disclosure is not necessary.

Comment 4.          Please ensure that the font size used in the registration statement complies with the requirements of Rule 420 under the Securities Act of 1933.

Response 4.          The font size complies with the requirements of Rule 420.

COMMENTS TO THE PROSPECTUS

Comment 5.          Please confirm supplementally that there is no provision for the recoupment or recapture of fees that have been waived.

Response 5.          There is currently no provision for the recoupment or recapture of waived fees.

Comment 6.          Please include the “Acquired Fund Fees and Expenses” line item in the Annual Fund Operating Expenses tables, if appropriate.

Response 6.          This line item is not applicable to the Portfolios at this time.

Comment 7.          Please clarify what investment related expenses will be excluded from the fee waiver as disclosed in the footnotes to the Annual Fund Operating Expenses tables.

Response 7.          Investment related expenses that will be excluded from the fee waiver include expenses such as foreign country tax expense and interest expense on borrowing.

Comment 8.          Please confirm that the disclosure required by Instruction 3(e) of Item 3 of Form N-1A with respect to fee waivers is included in the footnotes to the Annual Fund Operating Expenses tables.

Response 8.          The disclosure required by Instruction 3(e) of Item 3 of Form N-1A with respect to fee waivers is included in footnote * to each Portfolio’s Annual Fund Operating Expenses table.  We have revised footnote * to clarify the disclosure.

Comment 9.          Please include the capitalization range of the securities included in the Russell 3000® Value Index as of a recent date.

Response 9.           The disclosure has been revised accordingly.

Comment 10.        Please explain what the term “cyclical” means as set forth in each Portfolio’s “Principal Investment Strategies” section.

Response 10.         “Cyclical” companies are companies that are strongly tied to the business or economic cycle and their stocks move sharply up and down when economy turns around.

Comment 11.        Please ensure that the disclosure in the last sentence of the second paragraph of the section entitled “Portfolio Summary—Purchase and Sale of Fund Shares” is consistent with Form N-1A.

Response 11.         The referenced disclosure has been deleted.

Comment 12.        Consistent with the Staff’s position regarding funds with “Global” or “International” in their name, please confirm that the Global Insight Portfolio invests a substantial portion of its assets in the securities of issuers located in multiple countries throughout the world.

Response 12.         The Global Insight Portfolio expects to invest a substantial portion of its assets in the securities of issuers located in multiple countries throughout the world.

Comment 13.        Please ensure that the disclosure relating to the portfolio manager that manages the Portfolios is consistent with Item 5 of Form N-1A.

Response 13.         The disclosure relating to the portfolio manager that manages the Portfolios is consistent with Item 5 of Form N-1A.  Burak Alici is the portfolio manager primarily responsible for the day-to-day management of each Portfolio and is a part of the Insight team.

Comment 14.        Please disclose the limit, if any, on each Portfolio’s investments in privately placed securities.

Response 14.         There is no limit on the Portfolios’ investments in privately placed securities.   However, as a general matter, the Portfolios may not invest more than 15% of their net assets in illiquid securities.

Comment 15.        Please disclose whether there are any limitations on the types of options in which the Portfolios may invest.

Response 15.         There are no limitations on the types of options in which the Portfolios may invest.

Comment 16.        Please confirm whether the Portfolios may invest in credit default swaps and, if so, please add appropriate risk disclosure to the section entitled “Portfolio Summary—Principal Risks.”

Response 16.         The Portfolios do not currently intend to invest in credit default swaps.

Comment 17.        If the Portfolios’ investments in structured investments involve special purpose vehicles, please indicate as such.

Response 17.         The Portfolios do not currently expect their investments in structured investments to include special purpose vehicles.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 18.        Please clarify whether the Portfolios’ investments in principal exchange rate linked securities are exchange listed, over-the-counter or both.  Separately, please note whether this is a new type of investment.

Response 18.         The Portfolios’ investments in principal exchange rate linked securities may be both exchange listed and over-the-counter.  This is a new type of investment.

Comment 19.        Please confirm that the Portfolios’ concentration policy set forth under Investment Restriction #8 complies with the Staff’s position that a concentration policy applies to investments of 25% or more.

Response 19.         Although the Portfolios’ concentration policy set forth under Investment Restriction #8 refers to investments of more than 25%, the Portfolios will comply with the Staff’s position that a concentration policy applies to investments of 25% or more.

Comment 20.        Please clarify that the disclosure included below the Portfolios’ non-fundamental investment restrictions is consistent with the Portfolios’ status as diversified investment companies.

Response 20.         The referenced disclosure sets forth the Portfolios’ requirements relating to tax diversification under Subchapter M of the Internal Revenue Code of 1986 and is consistent with the Portfolios’ status as diversified investment companies.

In addition, we are authorized by our client to acknowledge the following on the Fund’s behalf:

•              the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•              the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•              the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax) or Daniel Burton of Morgan Stanley at (212) 296-6980 (tel) or (212) 507-8589 (fax).  Thank you.

Best regards,

/s/ Stuart M. Strauss
Stuart M. Strauss